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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)

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                           MOORCO INTERNATIONAL INC.
                           (NAME OF SUBJECT COMPANY)

                           MOORCO INTERNATIONAL INC.
                       (NAME OF PERSON FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                (AND ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   61559L100
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             JAMES J. NELSON, ESQ.
                        VICE PRESIDENT, GENERAL COUNSEL
                                 AND SECRETARY
                           MOORCO INTERNATIONAL INC.
                      2800 POST OAK BOULEVARD, SUITE 5701
                           HOUSTON, TEXAS 77056-6111
                                 (713) 993-0999
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                   ON BEHALF OF THE PERSON FILING STATEMENT)

                                    COPY TO:

                              DANIEL A. NEFF, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

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     This Amendment No. 3 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on May 19, 1995, as amended by Amendment No. 1 filed with the Commission on May 24, 1995 and Amendment No. 2 filed with the Commission on June 12, 1995 (as so amended, the "Schedule 14D-9"), by Moorco International Inc., a Delaware corporation (the "Company" or "Moorco"), relating to the tender offer by MII Acquisition Corp. ("MII"), a wholly owned subsidiary of FMC Corporation ("FMC"), to purchase all of the outstanding shares of the Company's Common
Stock, par value $.01 per share (the "Common Stock"), and the associated Preferred Stock Purchase Rights (the "Rights"), at a price of $28.00 per share, net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 5, 1995, as amended and supplemented by the Supplement to the Offer to Purchase dated June 13, 1995 and in the related Letters of Transmittal (which collectively constitute the "Amended FMC Offer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 3.  IDENTITY AND BACKGROUND.

     The description under Item 3(b) is hereby amended and supplemented by adding the following information:

     On June 11, 1995, the Company, MII and FMC entered into an Agreement and Plan of Merger, dated as of June 11, 1995 (the "Merger Agreement") which provides, among other things, for the increase in the price to be paid pursuant to the FMC Offer to $28.00 per share of Common Stock, net to the seller in cash without interest thereon, and, subject to certain conditions, for the merger (the "Merger") of MII with and into the Company as soon as practicable after the consummation of the Amended FMC Offer. In the Merger, each outstanding share of Common Stock (other than shares held by FMC, MII, any wholly owned subsidiary of FMC or MII, in the treasury of the Company or by any wholly owned subsidiary of the Company, and shares held by stockholders, if any, who perfect their dissenters' rights under Delaware law) will be converted into the right to receive $28.00 in cash without interest thereon.

     The Merger Agreement provides that if the Merger Agreement is terminated under certain circumstances involving a withdrawal, modification or change of recommendation of the Company's Board with respect to the Amended FMC Offer, or termination of the Merger Agreement by the Company if the Company's Board approves an alternative transaction involving the Company, the Company will be required to promptly reimburse FMC for the documented fees and expenses of FMC and MII related to the Merger Agreement, the transactions contemplated thereby and any related financing (subject to a maximum of $2,400,000), and pay FMC a termination fee of $8,000,000.

     A description of the Merger Agreement is contained in the Supplement to the Offer to Purchase, dated June 13, 1995, which is filed as Exhibit 18 to the
Schedule 14D-9 and is incorporated herein by reference. Such supplement is being mailed to the Company's stockholders together with this Amendment No. 3 to the
Schedule 14D-9. Such description is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 19 to the Schedule 14D-9 and is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     The description under Item 4 is hereby amended and supplemented by adding the following information:

     At a meeting of the Board of Directors on June 11, 1995, the Board of Directors of the Company determined that the Amended FMC Offer and the Merger are fair to and in the best interests of the Company and its stockholders. THE BOARD OF DIRECTORS RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE AMENDED FMC OFFER AND TENDER THEIR SHARES OF COMMON STOCK PURSUANT TO THE AMENDED FMC OFFER.
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     In reaching its conclusions with respect to the Amended FMC Offer, the
Board of Directors considered a number of factors, including the following:

          (a) The terms and conditions of the Amended FMC Offer and the Merger Agreement, including the price to be paid in the Amended FMC Offer and the Merger, and the fact that the Amended FMC Offer could be consummated as early as midnight on Monday, June 26, 1995;

          (b) The written opinion of Salomon Brothers Inc ("Salomon") that as of the date of such opinion the $28.00 per share of Common Stock to be received by the stockholders of the Company (other than FMC) pursuant to the Amended FMC Offer and the Merger is fair to such stockholders from a financial point of view (a copy of such opinion setting forth assumptions made and matters considered and limitations set forth by Salomon, is included as Annex A hereto and stockholders are urged to read such opinion in its entirety);

          (c) The recommendation of management of the Company that the Amended FMC Offer and the Merger be approved;

          (d) The directors' knowledge of the Company's business, financial condition, results of operations, current business strategy and future prospects, the nature of the markets in which the Company operates, the Company's position in such markets, and the efforts by the Company's management with the advice and assistance of its legal and financial advisors, to explore other possible transactions involving the Company; and

          (e) The historical and current market prices for the Common Stock.

     The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Amended FMC Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors.

     At the June 11, 1995, meeting of the Board of Directors, the Board also approved the Amended FMC Offer and the Merger for the purposes of eliminating the application of Section 203 of the Delaware Law.

     A copy of the letter to the Company's stockholders communicating the Board's recommendation is filed as Exhibit 21 to the Schedule 14D-9 and is incorporated herein by reference.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     The description under Item 7 is hereby amended and supplemented by adding the following information:

     On June 11, 1995, the Company entered into the Merger Agreement with FMC and MII. Reference is made to the information set forth under Item 3 above.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed herewith:

Exhibit 18  --   Supplement to the Offer to Purchase dated June 13, 1995
Exhibit 19  --   Agreement and Plan of Merger, dated as of June 11, 1995
Exhibit 20  --   Opinion of Salomon Brothers Inc dated June 11, 1995*
Exhibit 21  --   Letter to Moorco Stockholders dated June 13, 1995*

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* Included in copy mailed to stockholders.

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                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          MOORCO INTERNATIONAL INC.

                                          By:     /s/  MICHAEL L. TINER

                                            ------------------------------------
                                                      Michael L. Tiner
                                               President and Chief Executive
                                                           Officer

Dated: June 13, 1995

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                                 EXHIBIT INDEX

 EXHIBIT
  NUMBER                                         DESCRIPTION                                 PAGE
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
Exhibit 18     -- Supplement to the Offer to Purchase dated June 13, 1995
Exhibit 19     -- Agreement and Plan of Merger, dated as of June 11, 1995
Exhibit 20     -- Opinion of Salomon Brothers Inc dated June 11, 1995
Exhibit 21     -- Letter to Moorco Stockholders dated June 13, 1995